UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Cano Health, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

13781Y 103

(CUSIP Number)

Dr. Marlow Hernandez c/o Cano Health, Inc.

9725 NW 117th Avenue, Suite 200

Miami, Florida 33178

(203) 422-7718

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons Dr. Marlow Hernandez
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) Or 2(E) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 237,236 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 237,236 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Person 237,236
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented By Amount in Row (11) 4.39%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Includes (1) 11,405 shares of the Issuer’s Class A Common Stock, 700 shares of the Issuer’s Class B Common Stock and 3,638 Public Warrants to purchase Class A Common Stock held by Dr. Hernandez; (2) 134,976 shares of the Issuer’s Class B Common Stock held by Hernandez Borrower Holdings, LLC; (3) an option provided to Dr. Hernandez and Hernandez Borrower Holdings, LLC pursuant to the Repayment Agreement to acquire 85,369 shares of the Issuer’s Class B Common Stock; and (4) 675 shares of the Issuer’s Class A Common Stock and 469 Public Warrants to purchase Class A Common Stock held by the Marlow B. Hernandez 2020 Family Trust. The beneficial ownership described herein does not include unvested stock options and restricted stock units.

(2)

The percentage reported in item 13 is based upon 2,887,608 shares of Class A Common Stock outstanding and 2,518,894 shares of Class B Common Stock outstanding as of November 9, 2023, as reported on the Issuer’s Form 10-Q, filed on November 13, 2023 and takes into account the 85,369 shares of Class B Common Stock that are subject to the option provided in the Repayment Agreement. Holders of Class A Common Stock vote together with holders of Class B Common Stock as a single class on all matters presented to the Company’s stockholders for their vote or approval. When calculated based upon 2,887,608 shares of Class A Common Stock outstanding and 2,518,894 shares of Class B Common Stock outstanding as of November 9, 2023, as reported on the Issuer’s Form 10-Q, filed on November 13, 2023, plus the shares of Class A Common Stock underlying the Public Warrants, the Class B Common Stock held by the Reporting Persons and the shares of Class B Common Stock subject to the option, the Reporting Persons beneficially own 4.21% of the Issuer’s Class A Common Stock.

1.	Name of Reporting Persons Hernandez Borrower Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) Or 2(E) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 220,345 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 220,345 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Person 220,345
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented By Amount in Row (11) 4.08%(2)
14.	Type of Reporting Person (See Instructions) CO

(1)

Includes 134,976 shares of the Issuer’s Class B Common Stock held by Hernandez Borrower Holdings, LLC and an option provided to Hernandez Borrower Holdings, LLC pursuant to the Repayment Agreement to acquire 85,369 shares of Class B Common Stock.

(2)

The percentage reported in item 13 is based upon 2,887,608 shares of Class A Common Stock outstanding and 2,518,894 shares of Class B Common Stock outstanding as of November 9, 2023, as reported on the Issuer’s Form 10-Q, filed on November 13, 2023 and takes into account the option provided to Dr. Hernandez and Hernandez Borrower Holdings, LLC pursuant to the Repayment Agreement to acquire 85,369 shares of the Issuer’s Class B Common Stock. Holders of Class A Common Stock vote together with holders of Class B Common Stock as a single class on all matters presented to the Company’s stockholders for their vote or approval. When calculated based upon 2,887,608 shares of Class A Common Stock outstanding and 2,518,894 shares of Class B Common Stock outstanding as of November 9, 2023, as reported on the Issuer’s Form 10-Q, filed on November 13, 2023, plus the shares of Class B Common Stock held by the Reporting Person and the shares of Class B Common Stock subject to the option, the Reporting Person beneficially owns 3.92% of the Issuer’s Class A Common Stock.

1.	Name of Reporting Persons Marlow B. Hernandez 2020 Family Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) Or 2(E) ☐
6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 1,144 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,144 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Person 1,144
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented By Amount in Row (11) *(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes 675 shares of the Issuer’s Class A Common Stock and 469 Public Warrants to purchase Class A Common Stock.
(2)

Less than one percent. The percentage reported in item 13 is based upon 2,887,608 shares of Class A Common Stock outstanding and 2,518,894 shares of Class B Common Stock outstanding as of November 9, 2023, as reported on the Issuer’s Form 10-Q, filed on November 13, 2023 and does not take into account the option provided to Dr. Hernandez and Hernandez Borrower Holdings, LLC pursuant to the Repayment Agreement to acquire 85,369 shares of the Issuer’s Class B Common Stock.

Explanatory Note

This Amendment No. 6 (“Amendment No. 6”) amends and supplements the initial statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on September 27, 2021 (the “Original Schedule 13D”), as amended and supplemented by Amendments No. 1, No. 2, No. 3, No. 4 and No. 5 to Schedule 13D filed with the SEC on May 31, 2022, December 16, 2022, April 6, 2023, June 20,2023 and August 28, 2023, respectively (as amended, the “Schedule 13D”), relating to the Class A Common Stock and Class B Common Stock of Cano Health, Inc. (the “Issuer”). On November 3, 2023, the Issuer completed a 1-for-100 Reverse Stock Split. Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 5. Interests in Securities of the Issuer.

Items 5 (a), (c) and (e) of the Schedule 13D are hereby amended and supplemented by adding the following information:

(a)

Aggregate number and percentage of securities. Includes (1) 11,405 shares of the Issuer’s Class A Common Stock, 700 shares of the Issuer’s Class B Common Stock and 3,638 Public Warrants to purchase Class A Common Stock held by Dr. Hernandez; (2) 134,976 shares of the Issuer’s Class B Common Stock held by Hernandez Borrower Holdings, LLC; (3) an option provided to Dr. Hernandez and Hernandez Borrower Holdings, LLC pursuant to the Repayment Agreement to acquire 85,369 shares of Class B Common Stock; and (4) 675 shares of the Issuer’s Class A Common Stock and 469 Public Warrants to purchase Class A Common Stock held by Marlow B. Hernandez 2020 Family Trust. The beneficial ownership described herein does not include 1,043 shares of Class A Common Stock underlying stock options which are currently unvested and 13,168 restricted stock units not scheduled to vest within 60 days of the date hereof.

The aggregate number and percentage of shares of Class A Common Stock beneficially owned by the Reporting Persons is based upon 2,887,608 shares of Class A Common Stock outstanding and 2,518,894 shares of Class B Common Stock outstanding as of November 9, 2023, as reported on the Issuer’s Form 10-Q, filed on November 13, 2023 plus shares of Class A Common Stock underlying the Public Warrants, shares of Class B Common Stock underlying the options and Class B Common Stock held by the Reporting Persons, as is set forth in boxes 11 and 13 of the second part of the cover page to this Amendment No. 6 for each of the Reporting Persons, and such information is incorporated herein by reference.

(c)

The following tables set forth all transactions with respect to the Class A Common Stock, Class B Common Stock and Public Warrants effected by the Reporting Persons in the 60 days prior to the date of this Statement.

Class A Common Stock

Seller	Date of Transaction	Amount of Securities	Price	Nature of Transaction
Dr. Hernandez	12/18/2023	3,270	$8.30	$	Open Market Sale
Dr. Hernandez	12/19/2023	9,482	$7.93	$	Open Market Sale

Public Warrants

Seller	Date of Transaction	Amount of Securities	Price	Nature of Transaction
Dr. Hernandez	12/18/2023	1,096	$0.06	Open Market Sale

(e)	Following the transactions described in Item 5(c) above, each of the Reporting Persons ceased to be a beneficial owner of more than five percent of the Issuer’s shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 6 to the Schedule 13D is true, complete and correct.

Date: December 20, 2023

Dr. Marlow Hernandez

By:	/s/ Dr. Marlow Hernandez
Dr. Marlow Hernandez

Marlow B. Hernandez 2020 Family Trust

By:	/s/ Dr. Marlow Hernandez
Dr. Marlow Hernandez
Title:	Authorized Signatory

Hernandez Borrower Holdings, LLC

By:	/s/ Dr. Marlow Hernandez
Dr. Marlow Hernandez
Title:	Authorized Signatory